SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                        CHIEF CONSOLIDATED MINING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Classes of Securities)

                                   168628 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard J. Ashby
                           Route 3 and Monsanto Drive
                                Sauget, IL 62201
                                  618-274-6238
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 1995
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the notes).


                               (Page 1 of 8 Pages)

CUSIP NO. 168628 10 5              SCHEDULE 13D                Page 2 of 8 Pages

--------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KZ Utah, Inc.
      37-1359958
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [   ]
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER                500,000
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER              0 shares
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER           500,000
PERSON WITH       --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         0 shares
--------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       500,000
--------------------------------------------------------------------------------
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       [   ]
--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (9)

       8.3%
--------------------------------------------------------------------------------
14) Type of Reporting Person*

    CO
--------------------------------------------------------------------------------


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 168628 10 5                SCHEDULE 13D              Page 3 of 8 Pages

Item 1. Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the Common Stock of Chief Consolidated Mining Company (the "Issuer"). Its principal executive offices are located at 500 Fifth Avenue, New York, New York 10110.

Item 2. Identity and Background

     The person filing this statement is KZ Utah, Inc., a Delaware corporation ("KZ Utah"), a holding company whose principal assets consist of the Issuer's common stock and the joint venture interest described in Item 3 below. The principal office of KZ Utah is Route 3 & Monsanto Ave., Sauget, Illinois 62201. The parent corporation of KZ Utah is KZ America, Inc., ("KZ America"). The principal office of KZ America is Route 3 and Monsanto Ave., Sauget, Illinois 62201. KZ America is an United States based holding company for its parent corporation, Korea Zinc Company, Ltd. of South Korea ("Korea Zinc"), which is engaged in the metal business. The principal office of Korea Zinc is 142, Nonhyon-dong, Gangnam-gu, Seoul, Korea. Korea Zinc is a publicly held company listed on the Korea Stock Exchange.

(d) During the past five years none of KZ Utah, KZ America, Korea Zinc, nor their respective directors, executive officers, and control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years none of KZ Utah, KZ America, Korea Zinc nor their respective directors, executive officers, and control persons has been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

     For information required by General Instruction C to Schedule 13D with respect to the executive officers, directors and control persons of KZ Utah, KZ America and Korea Zinc, reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

     Korea Zinc obtained the right to acquire the 500,000 shares of the Issuer's common stock which is the subject of this Schedule 13D (the "Stock") on September 11, 1995 from Akiko Gold Resources Ltd. ("Akiko") in connection with the acquisition of a 25% interest (half of Akiko's 50% interest) in a joint venture with the Issuer. Akiko had previously been granted the right to acquire the Stock by the Issuer pursuant to the agreement governing such joint venture. On September 27, 1995, Korea Zinc deposited $2,000,000 into an account maintained by Akiko which in turn transferred such amount to the Issuer in payment for the Stock. The Stock was thereafter issued in Korea Zinc's name. On March 17, 1997, Korea Zinc transferred the Stock to KZ Utah.

CUSIP NO. 168628 10 5                SCHEDULE 13D              Page 4 of 8 Pages

Item 4. Purpose of Transaction

     The securities were acquired for investment.

     KZ Utah does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 in Schedule 13D.


Item 5. Interest in Securities of the Issuer:

     KZ Utah beneficially owns, and has sole voting and dispositive power with respect to, 500,000 shares of common stock of the Issuer which constitutes 8.3 percent of the total amount of stock in that class. None of the other persons named in Item 2 beneficially owns any securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     KZ Utah and the Issuer have  entered  into the joint  venture  described in
Item 3 which pertains to the operation of mining properties in the Tintic Mining District in Juab and Utah counties, Utah.


Item 7. Material to be Filed as Exhibits

     None

CUSIP NO. 168628 10 5             SCHEDULE 13D                 Page 5 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth on this statement is true, complete and correct.

                                         January 15, 1998
                                        ----------------------------------------
                                        (Date)

                                        /S/ Richard J. Ashby
                                        ----------------------------------------
                                        (Signature)

                                        Richard J. Ashby, General Counsel
                                        ----------------------------------------
                                        (Name/Title)

CUSIP NO. 168628 10 5              SCHEDULE 13D                Page 6 of 8 Pages

                                   SCHEDULE I

(a) - (c), (f) The following is a list of directors and executive officers of KZ Utah, their citizenship, their business addresses (if other than the principal office of KZ Utah), their positions held with KZ Utah, and their principal occupations, as of January 12, 1998.


Name/Citizenship               Business Address             Position                      Principal Occupation
----------------               ----------------             --------                      --------------------

Chang Keun Choi/Korea          142 Nonhyon-dong,            President and Director        President of Korea Zinc
                               Gangnam-gu
                               Seoul, Korea
Yong Duk Kim/Korea             142 Nonhyon-dong,            Vice President and Director   Managing Director of
                               Gangnam-gu                                                 Korea Zinc
                               Seoul, Korea
Hess Kim/Korea                 142 Nonhyon-dong,            Vice President and Director   Manager of Resource
                               Gangnam-gu                                                 Development of Korea Zinc
                               Seoul, Korea
Lawrence S. Thaier/USA                                      Treasurer                     Vice President and Chief
                                                                                          Financial Officer of Big
                                                                                          River Zinc Corporation
Richard J. Ashby/USA                                        Secretary and Director        Vice President and
                                                                                          General Counsel of Big
                                                                                          River Zinc Corporation
George M. Obeldobel/USA                                     Director                      President and Chief
                                                                                          Executive Officer of Big
                                                                                          River Zinc Corporation

The following is a list of directors and executive officers of KZ America, their citizenship, their business addresses (if other than the principal office of KZ America), their positions held with KZ America, and their principal occupations, as of January 12, 1998.

Name/Citizenship               Business Address             Position                      Principal Occupation
----------------               ----------------             --------                      --------------------

Chang Gurl Choi/Korea          142 Nonhyon-dong,            Chairman, President and       Chairman of Korea Zinc
                               Gangnam-gu                   Chief Executive Officer
                               Seoul, Korea
Yong Duk Kim/Korea             142 Nonhyon-dong,            Director                      Managing Director of
                               Gangnam-gu                                                 Korea Zinc
                               Seoul, Korea
Chang Young Choi/Korea         142 Nonhyon-dong,            Director                      Vice Chairman of Korea
                               Gangnam-gu                                                 Zinc
                               Seoul, Korea
Lawrence S. Thaier/USA                                      Controller and Treasurer      Vice President and Chief
                                                                                          Financial Officer of Big
                                                                                          River Zinc Corporation
Richard J. Ashby/USA                                        General Counsel and           Vice President and
                                                            Secretary                     General Counsel of Big
                                                                                          River Zinc Corporation
George M. Obeldobel/USA                                     Director                      President and Chief
                                                                                          Executive Officer of Big
                                                                                          River Zinc Corporation

CUSIP NO. 168628 10 5                SCHEDULE 13D              Page 7 of 8 Pages


The following is a list of directors and executive officers of Korea Zinc and their positions held with Korea Zinc as of January 12, 1998. The business address for each listed individual is the principal office of Korea Zinc and the principal occupation for each listed individual is their position held with Korea Zinc. The citizenship for each listed individual is Korea.


              Name                            Position
              ----                            --------

              Chang Gurl Choi                 Chairman
              Chang Young Choi                Vice Chairman
              Chang Keun Choi                 President
              Soon Chul Choi                  Executive Vice President
              Byung Ho Choi                   Executive Director
              Eui Ryung Lee                   Executive Director
              Keun Cheol Choi                 Executive Director
              Ki Sung Lee                     Managing Director
              Chong Hwa Park                  Managing Director
              Yong Duk Kim                    Managing Director
              Soo Mo Koo                      Director
              In Chang Jung                   Director
              Doo Yong Sung                   Director
              Jae Koo Lee                     Director
              Jin Ho Kim                      Director
              Hyung Chin Chang                Director
              Heong Yoon Ryu                  Auditor
              Bum Woo Han                     Auditor

Young Poong Corporation and Young Poong Mining & Construction Corp. may be deemed control persons of Korea Zinc. The following is a list of directors and executive officers of Young Poong Corporation and Young Poong Mining & Construction Corp. and their positions held with each such company as of January 12, 1998. The business address for each individual listed under Young Poong Corporation is 142 Nonhyon-dong, Gangnam-gu, Seoul, Korea. The business address for each individual listed under Young Poong Mining & Construction Corp. is 221-2, Nonhyon-dong, Gangnam-gu, Seoul, Korea. The principal occupation for each listed individual under Young Poong Corporation is their position held with Young Poong Corporation, except for Chang Gurl Choi whose principal occupation is Chairman of Korea Zinc. The principal occupation for each listed individual under Young Poong Mining & Construction Corp. is their position held with Young Poong Mining & Construction Corp.

CUSIP NO. 168628 10 5                SCHEDULE 13D              Page 8 of 8 Pages

                             YOUNG POONG CORPORATION

                   Name                           Position
                   ----                           --------

                   Hyung Chin Chang               Chairman
                   Doo Soon Lee                   President
                   Doo Hoon Han                   Vice President
                   Won Chul Park                  Vice President
                   Myoung Soo Kim                 Managing Director
                   Won Hang Joo                   Managing Director
                   Jang Hee Lee                   Managing Director
                   Dong Ho Kim                    Managing Director
                   Chang Gurl Choi                Director
                   Chul Jin Jang                  Director
                   Sung Ryo Yoon                  Auditor
                   Jae One Son                    Auditor


                     YOUNG POONG MINING & CONSTRUCTION CORP.

                   Name                            Position
                   ----                            --------

                   Chul Chin Chang                 Chairman
                   Yong Soon Lee                   President
                   Chan Il Jung                    Vice President
                   Byeong Nam Choi                 Vice President
                   Keum Seong Choi                 Executive Director
                   Sun Shin                        Director
                   Jin Choi                        Auditor